UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) February 1, 2024

RAD Diversified REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	82-2026337
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5404 Cypress Center Drive, Suite 320

Tampa, Florida 33609

(Full mailing address of principal executive offices)

855-909-9294

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On February 1, 2024, the board of directors (the “Board”) of RAD Diversified REIT, Inc. (the “Company”) decided, in accordance with the terms of its Share Redemption Program, to temporarily freeze the Company’s redemption program, effective February 1, 2024.  The Company will not process any pending requests that have not been redeemed as of February 1, 2024 nor will it accept any redemption requests after February 1, 2024. Pending redemption requests will remain in queue until the Company recommences the redemption program. The Board intends to reassess this decision to determine whether to recommence the program or to continue to pause the program no later than April 1, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dutch Brandon Mendenhall
Name:	Dutch Brandon Mendenhall
Title:	Chief Executive Officer

Date: February 2, 2024